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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the Month Ended         Commission file number
                     October 31, 2001            0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.


                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                          215 REDFERN AVENUE, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F   x                       Form 40-F
                      -----                               -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                                 No   x
                -----                              -----

     If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-     N/A.
                                              -----------

                           Total number of pages is 6

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                            SAND TECHNOLOGY INC.


Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

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                                                     PRESS CONTACTS:

[SAND TECHNOLOGY LOGO]                               de Jong & Associates,
                                                     Tel: (760) 943-9065,
                                                     sndt@dejong.org


PRESS RELEASE

                          SAND REPORTS YEAR-END RESULTS

                            ANNUAL REVENUES UP BY 63%

MONTREAL, CANADA, OCTOBER 30, 2001: Sand Technology Inc. (Nasdaq: SNDT), a leading software provider of business intelligence and high-performance online analytical processing, today announced year-end results that show an increase in sales of 63 % over the previous year, highlighting the Company's continued growth and marketing momentum.

Arthur Ritchie, President and Chief Executive Officer of Sand, said that "the results of the past fiscal year are gratifying and confirm our marketing strategy of getting our Nucleus product suite adopted by a wide range of organizations. The growth in implementations of Nucleus are starting to produce significantly larger revenues, as customers who have experienced our "Proof of Value" program realize immediate benefits and begin to move to larger Nucleus deployments".

For the year ended July 31, 2001, the Company posted a loss of $8,522,676 or $0.71 per share on sales of $11,258,528 as compared to a net loss of $2,866,907 or $0.32 per share on sales of $6,895,016 for the fiscal year ended July 31, 2000. The amount of the loss for the fiscal year ended July 31, 2000 was reduced by a profit of $3,792,296 on the sale of an affiliated company.

Sand continues to be strongly optimistic about its prospects for Fiscal 2002 despite the very challenging economic environment. According to Arthur Ritchie, "the Company is again looking to strong year-over-year revenue growth during the current fiscal year. However, our revenues and operating results could vary significantly from quarter to quarter during the current fiscal year as a result of the timing of the recognition of revenues. We expect dismal sales in the range of $1.5 million for our first quarter, but revenues for our second quarter should be in the range of $7 million to $8 million, and, at this time, we anticipate that revenues for the current fiscal year ought to reach $25 million."

Mr. Ritchie concluded by stating: "We continue to see robust demand for our products even in the current economic slowdown. We expect the Nucleus Product Suite will continue to be sought after by companies looking to enhance organizational efficiencies and maximize operating margins in areas such as Customer Relationship Management. Nucleus capabilities are also beginning to be recognized in key arenas such as research, profiling and intelligence gathering."

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A conference call will be held on Wednesday, October 31, 2001 at 9:00 a.m. (EST)
to discuss, among other things, Sand's financial year-end results. Mr. Ritchie will be hosting the call. If you wish to participate in the conference call, please dial (416) 695-9749 at 9:00 a.m. (EST) on Wednesday, October 31, 2001.

For those who cannot participate in the live call, there will be a replay of the conference call available at www.sandtechnology.com. It will be available from 5:00 p.m. (EST) on Wednesday, October 31, 2001 and run for one month. Listening to the replay of the call requires Windows Media Player and appropriate hardware.

ABOUT SAND TECHNOLOGY
Sand Technology is much more than just a software company. True, we offer a unique, innovative data management technology, with a level of analytical functionality that qualifies it as part of the "next generation" of computing software. However, we know that software is only one of the components that a business needs to realize value from corporate initiatives. Therefore, we have structured Sand Technology as a new kind of software solution provider, with a philosophy that is strongly focused on the delivery of business-driven solutions and a corporate culture centered on integrity and customer service. This is embodied in the Sand Guarantee, which links our commercial rewards to the delivery of real business benefits to our customers. We help leading organizations across Europe and North America cope with "data overload", by giving them rapid access to the exact information they need to make the right business decisions. Our solutions are extremely powerful and highly scaleable; they empower legacy systems and data access tools; they leverage existing IT investment, require no additional human resources, and deliver business value quickly, with a rapid return on investment. Organizations across Europe and North America use Sand's solutions for both analytical and operational purposes, including amongst others, CRM and CRM analytics, web analytics, supply chain management, inventory & production optimization, financial analysis, and strategic planning. Sand Technology is headquartered in Montreal, with offices in the United States, United Kingdom and Europe. For more information on Sand Technology, or our solutions, visit www.sand.com

All Rights Reserved. Nucleus, Nucleus Server, N: VECTOR and MPSO are registered trademarks of Sand Technology Inc. and Nucleus Exploration Mart, Nucleus Exploration Warehouse, Nucleus Virtual Database (VDB), Nucleus Powered! and Nucleus E! are trademarks of Sand Technology Inc. Other trademarks are the property of their respective owners.

This press release contains forward-looking statements that involve risks and uncertainties. Forward-looking statements made in this release are based on reasonable assumptions. However, some assumptions may not materialize and unanticipated events may occur which could cause actual results to differ materially from those forecasted. Competitive pressures, availability and cost competitiveness of supplies or competing products, timing of significant orders, management of potential growth, risks of new business areas, international expansion, decreased demand for computer software and services due to weakening economic conditions and market acceptance of the Sand Nucleus Product Suite are important factors which could cause actual results to differ materially from those projected. More information about factors that potentially could affect Sand's financial results is included in Sand's reports to the Securities and Exchange Commission.


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SAND TECHNOLOGY INC.

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEARS ENDED JULY 31, 2001 AND 2000


      IN CANADIAN DOLLARS
      -------------------
                                                       FOR THE YEARS ENDED JULY 31
                                                   ------------------------------------
                                                        2001                   2000
                                                        ----                   ----

Net Sales                                           $11,258,528             $6,895,016

Research and Development Costs                      ($3,347,988)           ($3,790,025)

Selling, general and administrative expenses       ($13,307,854)           ($7,836,833)

Cost of Sales and Support                           ($3,498,847)           ($2,343,191)

(Loss) from operations                              ($8,278,258)           ($6,990,465)

(Loss) before income tax                            ($8,522,676)           ($2,866,907)

Income taxes                                                  -                      -

(Loss) earnings                                     ($8,522,676)           ($2,866,907)

(Loss) per share                                        ($0.706)               ($0.321)

Weighted average number of shares                    12,079,359              8,919,211
outstanding



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                              SAND TECHNOLOGY INC.


                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                SAND TECHNOLOGY INC.




                                /s/ Arthur Ritchie
                                --------------------------------------
October 31, 2001                    Arthur Ritchie
                                    President and Chief Executive Officer


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